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                                      Filed by: Circle International Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rules 14a-12 of
                                             the Securities Exchange Act of 1934

                               Subject Company: Circle International Group, Inc.
                                                     Commission File No.: 0-8664

                                                      Subject Company: EGL, Inc.
                                                    Commission File No.: 0-27288


MEMO TO EMPLOYEES

To:               All Circle Employees

From:             Peter Gibert

This week, Circle's executive management team participated in the first joint meeting with our colleagues at Eagle in Houston. It was an exciting two days of upbeat, proactive discussions. I was elated with the enthusiasm and commitment of our senior people. These past two days leave me further convinced of the value we will create for our employees, customers and shareholders with this strategic combination. We are laying the groundwork for a formidable team that will offer customers market advantages unmatched by any competitor.

We thoroughly considered the transaction and began to identify the plans and activities necessary to see it to a prompt and successful conclusion. As we proceed along this path, there will certainly be questions, and we will do everything in our power to ensure thorough communication so that our employees receive the facts and a full understanding of the issues going forward.

In the interim, it is important for every Circle associate to give their undivided focus, effort and energies toward maintaining our momentum for profitable growth and delivering the highest levels of service to our customers. Our day-to-day mission of running this business profitably and growing with our customers through excellent service remains our top priority. This is an imperative for both organizations. For our customers, the key contacts which today service their business will not change. The structure of our organization remains intact and our intent is to maintain our field operations and ultimately enhance resources for service and growth.

One of the great strengths of this business combination is that there is very minimal field overlap. We are truly two complementary organizations. Each brings specific expertise and talent that combined create a stronger value proposition for customers and shareholders. The opportunities are compelling, as together we will have a financially solid company offering a more complete package of domestic and international transportation and logistics services to an expanded customer base.
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For the immediate future, from an operating perspective, everything remains the same. Service quality must remain high. There can be no interruption or deterioration of services during this transition period. This focus will ensure the continued satisfaction of our customers. And, it will provide a compelling case for them to select Circle for more and more of their logistics and transportation business. The more business we can retain and grow, the stronger we will be. By keeping our energies directed toward our customers and their service needs, we will enhance our current jobs and provide new opportunities for Circle people to extend and advance their careers.

Once again, I am elated to share with you the enthusiasm from this first meeting of our senior team in Houston. We are beginning an exciting new chapter in a long and proud history. I will keep you apprised with regular updates of developments as we move toward completing this transaction.

Regards,

Peter Gibert


FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

The statements in this employee communication regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


EGL and Circle plan to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle contacts listed above.


In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.